STUARTS REPORTS SALES DECLINE

Stuarts to Focus on Sale of Retail Chain and Consider
Alternatives

Liquidation Sales Conducted at Five Stores







	  FRANKLIN, MASS., March 15, 1995 -- Stuarts Department Stores, Inc. (NASDAQ - STUS) announced today that its sales for its four week period ended February 25, 1995 were $3,635,000, a decrease of 26% from same store sales of $4,880,000 realized during the comparable 1994 period. Total sales realized by the Company during February 1995 were $3,780,000. The Company believes that the February sales results reflect the continued erosion of its sales performance in a difficult retail environment.



	  The Company stated further that, as a result of its continued financial difficulties, the Company plans to increase its focus on exploring opportunities for the sale of the remaining retail chain and to consider other alternatives available to the Company.



	  Stuarts announced also that, in furtherance of its previously announced plans to close certain stores, it had entered into arrangements with Garcel, Inc., an affiliate of Hilco Trading Company, Inc., for the sale of inventory at its Haverhill, Massachusetts, Malden, Massachusetts, Taunton, Massachusetts, Nashua, New Hampshire, and Johnston, Rhode Island stores in connection with the closing of those stores. Those stores are expected to be closed by May 15, 1995. As of February 25, 1995, the aggregate book value, on a cost basis, of inventory in such stores was approximately $4,260,000. The amount presently estimated to be paid to the Company by Garcel, Inc. pursuant to those arrangements is approximately $3,500,000.







For further information, contact:



	  Mr. David Ferguson, President
	  508-520-4540, ext. 224



	  Mr. Antone F. Moreira, Executive Vice President and CFO
	  508-520-4540, ext. 222


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